1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

February 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Dipexium Pharmaceuticals, LLC

Registration Statement on Form S-l

Dear Mr. Riedler:

On behalf of Dipexium Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was originally submitted confidentially to the Commission on December 23, 2013 (the “Confidential Submission”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (as enacted by Section 106(a) of the Jumpstart Our Business Startups Act of 2012).  The Registration Statement has been filed with the Commission today via EDGAR.

The Registration Statement as filed today represents a revision to the Confidential Submission, in response to the comment letter related thereto received from the Staff dated January 17, 2014.  For the Staff’s convenience, the Staff’s comments are listed below in bold-faced type followed by the Company’s response.

General

1.                                      Please file all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

The Staff is advised that the Company has filed substantially all of the exhibits to the Registration Statement with the present filing.  We note that the Company has requested confidential treatment for certain portions of Exhibits 10.23 and 10.26.

2.                                      Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus.  Please note that we may have comments regarding this material.

The Staff is advised that all graphic, visual or photographic information to be used in the prospectus included within the Registration Statement is presented in the current version of the Registration Statement.

3.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company has supplementally provided to the Staff the Section 5(d) materials used by the Company.  The Staff is advised that no Section 2(a)(3) research will be published or distributed in connection with this offering.

Prospectus Summary, page 1

4.                                      In your discussion of the prior clinical studies for Locilex, please identify the extent to which patients in the trials experienced any serious adverse events. If so, please identify such events and the frequency with which they occurred in prior trials.

In response to the Staff’s comment, the Company has revised pages 2-3, 15 and 52 of the Registration Statement to disclose the nature and frequency of non-drug-related serious adverse events and the lack of any drug-related serious adverse events that occurred in prior trials.

5.                                      Please identify the proximity in results necessary to determine that Locilex and oral ofloxacin demonstrated equivalent effects in prior trials.

In response to the Staff’s comment, the Company has revised pages 2 and 52 of the Registration Statement to disclose that results for Locilex™ and ofloxavin established equivalency by falling within a 95% confidence interval that did not cross zero and had a lower bound delta of either -15% (clinical effectiveness) or -20% (overall microbiological effectiveness).

The Staff is advised that equivalence was established by applying the 1992 FDA Division of Anti-infective Drug Products guidelines entitled “Points to Consider-Clinical Development and Labeling of Anti-infective Drug Products”. These were the guidelines in effect at the time of designing the trials. These guidelines specified criteria for establishing equivalence of an investigational drug with a comparator for primary clinical and microbiologic effectiveness endpoints based on a 95% confidence interval for the difference in outcomes. Specifically, the document indicated the following:

1.              For primary clinical or microbiologic effectiveness endpoints with values greater than 90% for the better of the two agents, a confidence interval that crosses zero and remains within a lower bound delta of -0.10 or less will usually be required to establish equivalence.

2.              For primary clinical or microbiologic effectiveness endpoints with values of 80% to 89% for the better of the two agents, a confidence interval that crosses zero and remains within a lower bound delta of -0.15 or less will usually be required to establish equivalence.

3.              For primary clinical or microbiologic effectiveness endpoints with values of 70% to 79% for the better of the two agents, a confidence interval that crosses zero and remains within a lower bound delta of -0.20 or less will usually be required to establish equivalence.

In these criteria, the FDA expressed the “deltas” based on proportions rather than percentages. Since the study results were presented in percentage terms, the above specified deltas of -0.10, -0.15, and -0.20 were also expressed in percentage terms as -10%, -15%, and -20%, respectively.

For Study 303, based on the follow-up visit, the better rate of the two treatments was 83.8% so a delta of -15% was applied. Since the lower bound of the 95% confidence interval was -14.29%, this component of the criterion was met. However, the confidence interval did not cross zero. Thus, based on both the end of treatment visit and the follow-up visit, Study 303 was considered not to have demonstrated equivalence.

For Study 304, at the follow-up visit, the rate for the better treatment was in the 80%-89% range so a delta of -15% was applied and was met. Also, the requirement for the 95% confidence interval to cross zero was met in both cases. Thus, this study was considered to have demonstrated equivalence for the follow-up visit.

Applying the FDA criteria to the combined clinical effectiveness results for the two studies, such criteria were determined to have been met at the follow-up visit. On this basis, the two studies combined were also considered to have demonstrated equivalence of the two treatments.

The results for overall microbiological outcome at the follow-up visit were in the range of 40% to 49%. Since the FDA guidelines did not specifically cover this scenario, a delta of -20% was applied to endpoints with values of 70% to 79% for the better of the two agents. Using this criterion, equivalence was demonstrated based on the follow-up visit for both studies and the two studies combined.

6.                                      Please identify the results for both Locilex and oral ofloxacin with respect to wound healing rates.

In response to the Staff’s comment, the Company has revised pages 2, 52 and 53 of the Registration Statement to discuss the wound assessment scores for Locilex™ and ofloxacin in the discussed trials.

7.                                      At your first reference, please provide a brief description of the two manufacturing issues identified in the FDA’s non-approvable letter with respect to the prior regulatory development of Locilex as sponsored by Magainin Pharmaceuticals.

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement to describe the two manufacturing issues identified in the FDA’s non-approvable letter.

Risks Associated with our Business, page 5

8.                                      Please revise your summary of material risks to indicate the extent to which any continuing issues with respect to manufacturing could impact regulatory development of Locilex.

In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement to disclose that continuing manufacturing issues may delay or result in the withholding of regulatory approval of Locilex™ and may result in the inability of the Company to continue its business.

9.                                      We note on page 6 that you consider your U.S. Patent No. 8,530,409, relating to our new proprietary formulation and methods of use for Locilex, to be particularly important to your company. Please expand your disclosure to address the relative importance of U.S. Patent No. 5,912,231.

The Staff is advised that while the Company believes that U.S. Patent No. 5,912,231 (the “’231 Patent”) is additive to its intellectual property portfolio, the Company believes that its U.S. Patent No. 8,530,409 (the “’409 Patent”) is significantly more important to the Company’s business for the following reasons:

1.                                      The ’409 Patent provides for substantially longer patent term coverage.  The term of the ’409 Patent expires in the United States in 2032.  The term of the ’231 Patent, on the other hand, is effective only until 2021, even if the Company were to receive a full five years of patent term restoration under the Hatch-Waxman law.  This means that the bulk of Locilex™ sales will be made after expiration of the ’231 Patent and when only the ’409 Patent will provide active patent protection.

2.                                      The ’409 Patent may provide for broader patent term coverage.  The claims of the ’409 Patent are directed to a range of formulations around the actual formulation of Locilex™ that the Company intends to market and has championed with the FDA in its most recent submissions to FDA’s CMC Division.  Topical formulations of any variety, including antibiotics, are difficult to manufacture at commercial scale.  The efforts of Locilex™’s prior sponsor are a case in point.  The prior sponsor’s formulation was physically unstable, and generic competition may be dissuaded to reproduce a formulation similar to Locilex™ because evidence exists that nearly similar formulations may not be physically robust enough to be made at commercial scale without water separation issues.

3.                                      Locilex™ is a topical antibiotic with no demonstrated systemic involvement.  The Company believes that the topical formulation (covered by the ’409 Patent, whereas the ’231 Patent merely covers the active ingredient) is a critical advantage, since currently there are no topical antibiotics that have been approved to treat any level of severity of DFI.  As a result, even if the ’231 Patent expires without extension and pexiganan becomes generically available in 2016, a competitor of Locilex™ would need to overcome the multiple developmental hurdles necessary to formulate and market a competing product.   Generic competitors will understand that a typical effort to measure blood level markers in a bioequivalence study will not suffice to establish bioequivalence of a different formulation to Locilex™.  This means that clinical studies would be required to establish bioequivalence to Locilex™. This would be time consuming and costly and only available: (i) after scale-up manufacturing has been performed successfully, and (ii) with a clinical protocol testing the new formulation against an active comparator (Locilex™) as opposed to simply testing against placebo.

4.                                      The ’409 Patent has the opportunity to provide foreign patent coverage.  The Company has filed a Patent Cooperation Treaty (“PCT”) application claiming priority to the ’409 Patent that will allow the Company to seek corresponding protection outside of the U.S., including in Europe, Japan, China, Australia, and Korea, as well as in other PCT jurisdictions.  The Company intends to engage in an aggressive strategy to pursue foreign patent protection based on the ’409 Patent because the ’231 Patent is not available to be used as the basis for patent protection outside of the United States.

For the above-mentioned reasons, the Company does not consider the ’231 Patent to be as important to its business, and therefore it has only highlighted the ’409 Patent in its summary of material risks.  In furtherance of the Company’s position in this regard, the Company has revised pages 24 and 55 of the Registration Statement to explain that, although the Company regards the ’231 Patent as additive to its intellectual property portfolio, it does not believe that the patent, or any potential patent term extension under Hatch-Waxman Act, is critically important to the Company’s prospects.

Implications of Being an Emerging Growth Company, page 6

10.                               Please state on page 6 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the Jobs Act.

In response to the Staff’s comment, the Company has revised page 7 of the Registration Statement.

Summary Financial Information, page 7

11.                               Similar to your Capitalization table, please revise your Balance Sheet Data disclosure to include a Pro Forma column that gives effect to the corporate conversion and the current pro forma column that gives effect to the sale of shares in the Offering should be labeled Pro Forma as Adjusted. Also include an additional line item for Stockholders’ Equity to reflect the conversion of Members’ Equity.

In response to the Staff’s comment, the Company has revised the Balance Sheet Data disclosure on page 9 of the Registration Statement to include Pro Forma and Pro Forma as Adjusted columns and a line item for Shareholders’ Equity.  The Staff is advised that on February 1, 2014, the Company issued 23,719 Class A membership interests in exchange for the redemption of outstanding warrants to purchase an aggregate of 89,900 Class A membership interests.  The Company has added a separate Pro Forma column to the Balance Sheet Data and to the Capitalization table to give effect to such issuance.

Risk Factors

General

12.                               Please include a separate risk factor which highlights the manufacturing issues that have prevented prior regulatory approval of Locilex, how you have attempted to address such issues, and the risk that the Company may face in the event the FDA determines such issues have not been fully resolved.

In response to the Staff’s comment, the Company has revised page 13 of the Registration Statement to include a risk factor relating to the manufacturing issues previously noted by the FDA.

Our current and future operations substantially depend on our management team . . ., page 10

13.                               Please expand to describe the extent to which you have employment agreements with David Luci and Robert DeLuccia.

In response to the Staff’s comment, the Company has revised pages 11-12 of the Registration Statement to include disclosure regarding the Company’s employment agreements with Messrs. Luci and DeLuccia.

Locilex™ may have undesirable side effects which may delay or prevent marketing…,” page 13

14.                               To the extent that patients in your clinical trials for Locilex have experienced serious adverse events, please revise your risk factor disclosure to identify such events and the frequency with which they have occurred.

The Company respectfully refers the Staff to the Company’s response to Comment #4 above.

We are exposed to product liability . . ., page 16

15.                               Please expand the discussion to state whether you currently have liability insurance and the extent of coverage.

In response to the Staff’s comment, the Company has revised page 18 of the Registration Statement to disclose the nature of its liability insurance policies.

Cautionary Note Regarding Forward-Looking Statements, page 34

16.                               We note that you intend for the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to cover your forward-looking statements. Please note that you do not qualify for coverage of this safe harbor. Please revise your disclosure to remove any reference to the applicability of this safe harbor to statements made in the registration statement.

In response to the Staff’s comment, the Company has revised page 36 of the Registration Statement to delete the above-mentioned safe harbor references.

Capitalization, page 38

17.                               Please revise your capitalization table to remove cash and cash equivalents as it is not part of your capitalization. If you believe disclosure of cash and cash equivalents is meaningful please separate this line item from capitalization with a solid double line.

In response to the Staff’s comment, the Company has revised page 40 of the Registration Statement to separate the cash and cash equivalents line item from capitalization.

Business, page 45

18.                              Please expand your disclosure to explain why systemic antibiotics generate resistant pathogens but topical antibiotics do not.

In response to the Staff’s comment, the Company has revised page 46 of the Registration Statement to explain the difference between systemic and topical antibiotics.

19.                               We note on page 24 that you will need to enlist the cooperation of Scripps should you decide to apply for a five-year extension of U.S. Patent No. 5,912,231.  Please expand your disclosure to discuss the specific cooperation you will require from Scripps and any communication you have had with Scripps about extending this patent.

In response to the Staff’s comment, the Company has revised pages 26 and 55 of the Registration Statement to discuss the nature of cooperation it has had and will need from Scripps to extend the patent.

20.                               We note that you have an exclusive sublicense from Multiple Peptide Systems with respect to the use of pexiganan in your Locilex.  Please disclose the material terms of the license and sublicense agreement, including any material continuing rights and obligations of the parties, duration of the agreement and the circumstances in which the agreement may be terminated.  Additionally, please file the license agreement between Scripps and Multiple Peptide Systems Inc. and the sublicense with Multiple Peptide Systems as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 55 of the Registration Statement to disclose the duration of the license and sublicense agreement relating to U.S. Patent 5,912,231.  Further, the Company has filed the license, sublicense, and amendments thereto, as Exhibits 10.31 to 10.34 to the Registration Statement.

21.                               We note on page 50 that the FDA agreed that data from the Locilex arm of the two prior studies conducted by Magainin can be used to supplement your safety database. We also note that the Studies 303 and 304 were designed to establish equivalence.  Please clarify whether the FDA will require you to show equivalence to oral antibiotics and, if so, whether Studies 303 and 304 will be acceptable in this regard.

In response to the Staff’s comment, the Company has revised page 51 of the Registration Statement to clarify that the FDA will not require the Company to demonstrate equivalence to oral antibiotics in its upcoming Phase 3 studies.

22.                               Please amend your disclosure to identify when the INDs for Locilex were submitted and by whom. Please also specify the specific indication identified for each IND.

In response to the Staff’s comment, the Company has revised page 56 of the Registration Statement to provide additional detail regarding the INDs for Locilex™.

Manufacturing and Supply, page 52

23.                               Please revise your disclosure to explain what the ongoing stability testing you refer to entails.

In response to the Staff’s comment, the Company has revised page 54 of the Registration Statement to explain the nature of the ongoing stability testing on the Company’s commercial scale 30 kg cGMP batch.

24.                               Please indicate whether the FDA has provided any response to the 18-month stability data provided with respect to your non-cGMP batch of Locilex.

In response to the Staff’s comment, the Company has revised pages 4 and 54 of the Registration Statement to disclose the FDA’s positive response to the Company’s 18-month stability data.

25.                               Please revise your disclosure in this section to highlight the specific stability and purity concerns previously articulated by the FDA.

In response to the Staff’s comment, the Company has revised page 53 of the Registration Statement to discuss the specific stability and purity concerns previously articulated by the FDA.

Competition, page 53

26.                               We note your statement that there are currently no products specifically approved by the FDA for the treatment of Mild DFI.  However, we also note your disclosure on page 53 that potential competing products to Locilex include certain “FDA approved products for DFI.”  Please clarify whether the products listed in this section are approved for indications other than Mild DFI, such as its moderate or severe forms.  If so, where you note that there are currently no products specifically approved for treatment of Mild DFI, please also note that various products have been approved for treatment of other levels of DFI severity.

In response to the Staff’s comment, the Company has revised pages 49 and 55 of the Registration Statement to clarify that no products have been specifically approved to treat Mild DFI and to clarify which systemic antibiotics have been generally approved to treat the various severity levels of DFI.

Executive Compensation, page 71

27.                               Please update your executive and director compensation disclosure to include the registrant’s last completed fiscal year ended December 31, 2013.  You should also continue to include 2011 and 2012 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 73 and 75 of the Registration Statement to include executive and director compensation for the fiscal year ended December 31, 2013.

Principal Stockholders, page 76

28.                               The security ownership table should be updated to the most recent practicable date. Please provide the date as of which this table applies.

In response to the Staff’s comment, the Company has revised page 78 of the Registration Statement to update the security ownership table as of February 1, 2014.

Shares Eligible for Future Sale, page 82

29.                              Please state the number of shares that are subject to a lock-up.

In response to the Staff’s comment, the Company has revised pages 84 and 85 of the Registration Statement to disclose the number of shares that are subject to a lock-up.  As of February 1, 2014, holders representing approximately 5,197,619 shares, or 97.8% of the Company’s total outstanding Class A membership interests, had agreed to be subject to a lock-up.

Financial Statements

Statements of Operations, page F-4

30.                               After the corporate conversion Dipexium Pharmaceuticals, Inc. will be a taxable entity. Please revise to present a pro forma provision for income taxes, pro forma net loss and pro forma earnings (loss) per share data on the face of the historical statements of operations as if Dipexium Pharmaceutical LLC was a corporation.

In response to the Staff’s comment, the Company has revised its Statement of Operations to include pro forma provision for income taxes, pro forma net loss and pro forma earnings (loss) per share data.

Signatures, page S-1

31.                               Please note that under the instructions as to signatures for Form S-1, the registration statement is required to be signed by an individual identified as the principal financial officer. Please revise your signature page, accordingly.

In response to the Staff’s comment, the Staff is advised that the Company has identified David P. Luci, Esq. as the principal financial officer on the signature page to the Registration Statement.

* * * *

We thank the Staff in advance for its consideration of the Registration Statement and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Dipexium Pharmaceuticals, LLC
Ivan K. Blumenthal, Esq.